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January 28, 2008

Mr. Sebastian Gomez Abero

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Insurance Leaders, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-32837, filed January 16, 2008

Dear Mr. Gomez Abero:

On behalf of our clients, North American Insurance Leaders, Inc. (the “Company”), we are responding to the letter dated January 24, 2008 (the “Comment Letter”) from you to the Company. All page numbers set forth in the responses to the staff’s comments refer to the page numbers in the proxy statement. For ease of reference, each comment contained in the Comment Letter appears directly above the Company’s corresponding response.

Engagement of Keefe, Bruyette & Woods, page 65

Comparable Transactions Analysis

1. We note that in response to our prior comment 5, you disclosed that the comparable transactions included only selected recent transactions where information was generally available involving insurance brokers and other insurance service companies. Please expand your disclosure to clarify what you mean by “where information was generally available.”

Response: The Company has revised the disclosure on page 67 of the revised proxy statement filed with this letter in response to the staff’s comment.

Financial Forecasts Provided to Financial Advisors, page 76

2. We note your response to our prior comment 2 and reissue that comment in part. Please revise page 77 to describe the projections more specifically. For example, what were the assumptions made about the competitive environment, availability of insurance carrier partners, etc. Additionally, the assumptions described appear to be related to revenues and revenue growth and it does not appear that you have disclosed the assumptions on which your EBITDA projections were based. Please revise your disclosure to describe the assumptions on which your EBITDA projections were based.

Response: The Company has revised the disclosure on page 77 of the revised proxy statement filed with this letter in response to the staff’s comment.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Sebastian Gomez Abero

January 28, 2008

Closing Comments

Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8769 or, alternatively, Lori Anne Czepiel at (212) 839-8768. Thank you.

Very truly yours,

/s/ Rex Adebanjo
Rex Adebanjo

cc:	William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY 10022